Exhibit 1


            [United Home Life Insurance Company Letterhead]









                             May 14, 1997



Dear Shareholders:

     By now you have likely received a packet of information from SouthCap Corporation of Nashville, Tennessee ("SouthCap"). SouthCap is amending its prior offer to purchase all of the outstanding common shares of United Home Life Insurance Company ("UHL" or the "Company") from $4.50 per share to $7.00 per share. In addition, SouthCap reduced the "minimum condition" to 40% and made certain other amendments, including obtaining a financing commitment.

YOU ARE NOT REQUIRED TO SELL YOUR SHARES TO SOUTHCAP OR TO ANYONE ELSE. You do not have to send your shares to SouthCap if you do not want to.

     A representative of your Board of Directors, accompanied by counsel and financial advisors to the Company, recently met with Fred W.
Lazenby, Chairman of the Board of SouthCap, to discuss SouthCap's revised offer. SouthCap requested that the Board of Directors of UHL review SouthCap's revised offer.

     Following a review and analysis of SouthCap's amended offer, and other offers which have been received by UHL to acquire the Company, your Board of Directors has unanimously determined that the hostile takeover attempt by SouthCap is not in the best interest of UHL or its shareholders.

YOUR BOARD STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT SELL YOUR SHARES TO SOUTHCAP.

     Your Board believes that the hostile bid seeks to deny you the full value of your investment in UHL. The Board of Directors considered numerous factors and after substantial deliberation, research and study, has determined that it is in the best interest of UHL and its shareholders that UHL be sold to United Farm Bureau Family Life Company ("Farm Bureau"). UHL has entered into a Letter of Intent pursuant to which Farm Bureau would engage in a transaction which would result in the acquisition of all of the UHL shares at a cash price of $8.75 per share. The agreement is subject to regulatory approval and final documentation.


     Before arriving at its recommendation and the above conclusion, your Board of Directors carefully reviewed UHL's business and financial condition as well as the best interests of the shareholders, policyholders, agents, employees, suppliers and customers of UHL and other factors. The Board of Directors consulted with financial advisors retained to assist in the evaluation of the Company and offers to purchase UHL. Some of the factors which were considered by the Board were described in the Schedule 14D-9 which was previously forwarded to your. Additional considerations and information is contained in Amendment No. 1 to Schedule 14D-9 which is attached hereto. Please read carefully the attached Amendment No. 1 Schedule 14D-9, which describes in greater depth your Board's recommendation, thinking and analysis in regard to the recommendation.

     If you have already tendered your shares to SouthCap, YOU HAVE THE RIGHT AT ANY TIME BEFORE MAY 27, 1997, TO ASK FOR THEM TO BE RETURNED TO YOU. In order to do so, you must notify Fifth Third Bank, Corporate Trust Operations, Mail Drop 1090F5, 38 Fountain Square Plaza, Cincinnati, Ohio 45263. The withdraw notice must specify: (i) the name of the person who tendered the shares to be withdrawn, (ii) the number of shares to be withdrawn and (iii) the name of the registered holder of the shares to be withdrawn if different than the name of the person who tendered such shares. You may also request withdrawal of the shares by facsimile transmission. The facsimile number is (513) 744-6785.

     Your Board of Directors unanimously believes that the current agreement to sell all of the shares of UHL to Farm Bureau at $8.75 is substantially in excess of the $7.00 per share offered by SouthCap and that the proposed sale to Farm Bureau is in the best interests of the above specified constituencies. The Board further believes that if you tender your shares and they are purchased pursuant to the offer, you will have been deprived of a significant portion of the value of your shares.

     Please be assured that the UHL Board of Directors and management will continue to act in your best interest and continue to pursue in a reasonable and prudent manner consummation of the transaction with Farm Bureau which the Board of Directors believes will allow you to receive the fair value of your shares.


                                   Sincerely,

                                   /s/ Michael A. Schoettle

                                   Michael A. Schoettle
                                   President and Chairman of the Board